Exhibit 3

Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

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Item 7:   Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

    i. written standards controlling employees of the ATS that trade for employees' accounts; and
    ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

Answer: IntelligentCross has implemented written safeguards and procedures designed to protect the Confidential Trading Information of its Subscribers.

Access to Confidential Trading Information

All Shared Employees and certain Imperative Execution employees are responsible for the operation of the ATS or for the ATS's compliance with Regulation ATS or other applicable rules. In accordance with the provisions of Rule 301(b)(10), a Series 24 registered supervisor of IntelligentCross ensures that the ATS restricts access to Subscriber Confidential Trading Information, which includes Subscribers' and Sponsored Firm's real time and historical orders, conditional orders, indications of interest ("IOIs") and Block IOIs (together "trading interest") and executions related to the ATS ("Subscriber Confidential Trading Information"), to Shared Employees and certain Imperative Execution employees who are operating the ATS or responsible for its compliance with Regulation ATS or any other applicable rules. Subscriber Confidential Trading Information shall not include information displayed through the IQX Data Feed. Determinations regarding granting access to Subscriber Confidential Trading Information are made on a case-by-case basis. In making such determinations, the ATS considers the function of the Shared Employees, Imperative Execution employees and the Consultants and the type of Subscriber Confidential Trading Information being accessed. Individuals with access to Subscriber Confidential Trading Information are only authorized to use such information for its intended purpose and cannot disseminate or give such information to anyone not authorized to receive that information.

Those individuals responsible for the operation of the ATS have controlled access via unique login credentials to view a Subscriber's trading interest and executions in the ATS' systems. If trading interest, as applicable, has been made available to IntelligentCross, it resides on the IntelligentCross server, but such data is only accessible by IntelligentCross operations personnel or Imperative Execution personnel as supervised by IntelligentCross Registered Persons. IntelligentCross requires such personnel to understand the authorized uses of such information and requires such personnel to acknowledge, in the form of an attestation, this understanding. Personnel undergo annual compliance training that includes materials related to protecting Confidential Trading Information.

Requests for access to real-time Subscriber Confidential Trading Information must be approved by the CEO/COO or CCO of the ATS or their designee. The requests must be for individuals involved in the operation or compliance functions of the ATS. IntelligentCross conducts as needed reviews of the individuals that have access to Subscriber Confidential Trading Information to ensure its continued compliance with Rule 301(b)(10). As part of the review, IntelligentCross confirms that individuals with access to Subscriber Confidential Trading Information continue to have a valid need to access such information.

IntelligentCross and Imperative Execution maintain information barriers to separate employees, consultants, and systems with access to Subscriber Confidential Trading Information of the ATS from those not permitted to access such information. These information barriers serve as controls to protect Subscriber Confidential Trading Information. Shared Employees and consultants receive periodic training and periodic guidance regarding the proper use of Subscriber Confidential Trading Information and that Subscriber Confidential Trading Information may only be used with respect to the support and operation of the ATS.

IntelligentCross protects against unauthorized access to or use of Subscriber Confidential Trading Information by use of a password system. Login credentials and passwords are required to gain access to systems containing Subscriber Confidential Trading Information. Passwords are required to be changed periodically and are disabled for terminated individuals or those no longer requiring access. The ATS does not maintain physical separation barriers.

With respect to the ATS's service provider Pico, Pico employs a dedicated, segregated management environment to provide secure access for management of customer and customer facing systems. The environment is protected via a defense in-depth strategy, utilizing a combination of firewalls, network access controls, intrusion detection systems and 2-factor authentication. Customer systems and networks utilize access control lists enforcing the appropriate segmentation and prevention of unauthorized access or data exfiltration. Controls and their effectiveness are actively monitored by a dedicated information security group utilizing a Security Information Event Management system (SIEM), ensuring deviations or anomalies are detected, alerted and reported in a timely manner.

With respect to Instinet, the ATS's clearing provider, it is a broker dealer that is subject to the various rules and requirements that broker-dealers adhere to as part of their day-to-day operations. IntelligentCross has an agreement with Instinet that contains standard confidentiality provisions that further protect Subscriber Confidential Trading Information from potential misuse.

IntelligentCross is required to report transactions executed in the IntelligentCross ATS to the consolidated tape via a FINRA Trade Reporting Facility (TRF).

IntelligentCross offers a SOR that allows clients to send orders FIX-tagged with instructions to access the SOR in routing orders to external trading centers, such as ATSs (including the IntelligentCross ATS), single dealer platforms, exchanges, and other brokers. The SOR will access the ATS through direct market access providers that are also Subscribers to the ATS, or through the IntelligentCross broker-dealer.

Three types of order and trading information are used in connection with the SOR:

1) In order to route orders, the SOR has access to and uses the order detail found in the FIX message sent to IntelligentCross. For example, the SOR uses the price or effective price on an order to determine the order's marketability. The SOR can then use the order's marketability to determine the routing logic for that order. The SOR does not utilize IOIs or Block IOIs.

2) Execution data specific to the order being executed can be used by the SOR when an order remains live and partially executed. For example, the SOR can reroute unexecuted shares resting at one venue to another venue based on partial execution data specific to that order. This includes execution data from both IntelligentCross ATS and external trading centers.

3) As part of its smart order routing functionality, the SOR is equipped with a machine learning-based process to optimize order routing decisions based on aggregated information about historical routing and execution results involving orders with similar characteristics that have been previously routed. The SOR has the same access to information regarding live orders on the IntelligentCross ATS as is available to all Subscribers, such as that via the IQX market data feed.

Employees are not authorized to use Confidential Trading Information for purposes of operating the SOR.

Before utilizing a DMA provider and on an annual basis thereafter, IntelligentCross requests and reviews the policies and procedures that the DMA provider has in place to ensure the protection of Confidential Trading Information. The DMA providers have written policies and procedures reasonably designed to safeguard Confidential Trading Information. The DMA providers' employees' access to Confidential Trading Information is dependent upon the level of information that is needed to perform their duties and responsibilities related to providing direct market access ("need to know standard"). The DMA providers' employees are strictly prohibited from using such information in an unauthorized manner and from discussing the details of any Confidential Trading Information with persons who do not need such information to carry out their designated duties and responsibilities. Access to such information is granted as needed to perform these duties and responsibilities. Access to Confidential Trading Information is controlled through permission configurations that provide application access only to entitled users (i.e., users who require access to information to carry out designated duties and responsibilities). Access entitlements are approved by designated supervisors and documented, tracked and monitored. Such procedures include reviews of organizational structure including any new or transferred employees as well as reviews of any personal account trades and any related firm/divisional policy violations. On an annual basis, the DMA Providers' employees (including those with duties and responsibilities related to providing DMA access) participate in compliance training that addresses information protection and client confidentiality. Additionally, the DMA Providers monitor electronic communications to identify potential policy violations.

The ATS' written safeguards and procedures discussed above relating to access to confidential trading information also applies to information relating to conditional orders, IOIs, and the ATS' Block IOI service and other sponsored access arrangements.

Given the sponsored access arrangements made available by the ATS in the Hosted Pools, described in Part II, Item 5(a), the ATS provides each Sponsor with information related to any firm order, ~~conditional,~~ or trade on which that Sponsor has been designated by a Sponsored Firm.

Personal Securities Transactions

IntelligentCross policies and procedures require pre-approval of personal securities transactions by Registered Persons of the ATS and require a 30-day holding period.

The policies and procedures cover all securities transactions in outside brokerage accounts directed by employees, including but not limited to transactions in securities issued by a company (e.g. stocks, bonds), transactions in any reference securities (e.g. options, preferred stock, futures), and transactions in any packaged products including but not limited to mutual funds and exchange traded funds.

Registered Persons are not permitted to day trade in any securities. They must submit a request in writing or via email to the CCO and CEO prior to each personal securities transaction and must obtain approval from either the CCO or CEO prior to effecting a personal securities transaction. Associated Persons must submit a form or standard email request to the CCO and CEO that identifies:

Security Name & Symbol
Purchase or Sale
Quantity

For Sales: Compliance with 30 Day Holding Period

Compliance personnel conduct periodic reviews of individuals brokerage accounts to ensure compliance with IntelligentCross policies and procedures regarding personal securities transactions.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

☐ Yes ☒ No

If yes, explain how and under what conditions.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

☐ Yes ☐ No

If yes, explain how and under what conditions.

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Answer: The Shared Employees, certain Imperative Execution employees, the FINOP, and employees at Pico and Instinet have access to Subscriber Confidential Trading Information. Generally, Shared Employees and Imperative Execution employees have access to both real-time and historical trading interest and trade information; however, certain individuals may be provided access to only historical trading interest and trade information given their job function. Shared Employees and Imperative Execution employees have access to Subscriber Confidential Trading Information to ensure proper operations and maintenance of the ATS. As a network provider, Pico will have access to Confidential Trading Information because they monitor IntelligentCross' network and host IntelligentCross' equipment. As IntelligentCross' clearing service provider, Instinet will have access to Subscriber execution information but not trading interest information. Instinet and Goldman Sachs will have access to Confidential Trading Information because they act as DMA providers for the SOR, as described in Item 7(a).

Part III: **Manner of Operations**

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Item 7:   <u>Order Types and Attributes</u>

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

    i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

    ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non- display of an order; or conditions on executability and routability);

    iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

    iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

    v. whether an order type is eligible for routing to other Trading Centers;

    vi. the time-in-force instructions that can be used or not used with each order type;

    vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

    viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Answer:

Order Types and Order Type Modifiers

The ATS operates two different matching models: (1) a Midpoint book ("Midpoint") that only accepts non-displayed midpoint orders and (2) ASPEN (or the "Adverse Selection Protection Engine"), a full limit order book with optional displayed capability. The ATS uses a matching mechanism which is near-continuous and that matches orders at scheduled times ("Match Events"), as discussed further in Part III, Item 11.

As discussed further below, Midpoint only accepts Midpoint Peg Orders (which are not accepted in ASPEN). Any orders entered into IntelligentCross through any other order type (*e.g.*, Market Order, Limit Order, Primary Peg Order (with or without a limit price), and Marketable Peg Order (with or without a limit price)) will default to the ASPEN Fee/Fee book. Only Limit Orders and Primary Peg Orders (with or without a limit price) are eligible to be displayed on the ASPEN Fee/Fee book.

For Midpoint, only orders that have rested on the order book for a minimum period of time are eligible to match. Such "Minimum Resting Periods" are determined by the ATS and set in a stock-specific fashion, similar to Match Events. However, in no event will the minimum resting period exceed 200 milliseconds. There are no Minimum Resting Periods for orders on ASPEN.

Midpoint Peg Orders

Midpoint Peg Orders are orders to buy or sell a stated amount of a security that are to be executed only at the midpoint price of the NBBO in the Midpoint book. The ATS will accept Midpoint Peg Orders with or without a limit price. Midpoint Peg Orders will be non-displayed.

Midpoint Peg Orders with Time-in-Force Instructions

The ATS will accept Midpoint Peg Orders with time-in-force instructions. Midpoint Peg Orders may be so designated, and such orders are orders to buy or sell a stated amount of a security that are to be executed only at the midpoint price of the NBBO in the Midpoint book. The ATS will accept such Peg Orders with or without a limit price, and these orders will be non-displayed. Midpoint Peg Orders with Time-in-Force instructions will be automatically canceled by the ATS within 100 milliseconds of order receipt by the matching engine; 100 milliseconds is the maximum timeframe in which a cancellation will occur. The amount of time until the order will be automatically canceled is calculated from the time of order receipt, and is determined by the ATS and calibrated on a security-by-security basis. The time period until automatic cancellation will be longer than or equal to the "Minimum Resting Period" (as discussed further in Part III, Item 11). The time period until automatic cancellation may be less than the time between Match Events such that the order may be canceled without participating in a Match Event. For example, if, for a particular security, the time period until automatic cancellation is 20 milliseconds but the time between Match Events is 30 milliseconds, it is possible that an order would be entered by a Subscriber and be automatically canceled before the first Match Event subsequent to order entry. The factors that contribute to determining the amount of time until an order is canceled include time of day, price reaction after trades, volume and volatility in the security, average spread, trade size, and other market factors. The time until cancellation is adjusted after enough data points have been accumulated to warrant an adjustment. A Subscriber may cancel such a Midpoint Peg Order at any time before the order is fully executed or the ATS cancels the order.

Below is an example of the operation of a Midpoint Peg Order with Time-in-Force instructions:

> Security XYZ has a Match Event Interval to occur between 7 to 12 milliseconds apart.
>
> The next Match Event is scheduled at 10:01:04:010.
>
> At 10:01:04:000, Subscriber A submits a 1000 share Midpoint Peg buy order with a limit price of $25.06 to participate in the Midpoint book for Security XYZ. Assume that the time period until the Midpoint Peg Order is automatically canceled for Security XYZ is 30 milliseconds.
>
> At 10:01:04:005, Subscriber B submits a 500 share sell order with no limit price and a TIF of Day to participate in the Midpoint book for Security XYZ.
>
> At the next scheduled Match Event for Security XYZ, (10:01:04:010), the matching engine retrieves the NBBO and determines that the NBBO is $25.05 by $25.07. The Midpoint price at the time of the Match Event is $25.06 and is the Matching Price. Assuming that Subscriber A's and Subscriber B's orders have met the minimum resting period, Subscriber A will match 500 shares with Subscriber B at $25.06 during the Match Event at 10:01:04:010. Subscriber A's remaining order for 500 shares is eligible to participate in any subsequent Midpoint Match Event occurring prior to the automatic cancellation of the order by the ATS at 10:01:04:030.

Primary Peg Orders

Primary Peg Orders are orders to buy at the NBB, or sell at the NBO, a stated amount of a security that are to be executed only in ASPEN. Orders may be submitted with or without a limit price. Primary Peg Orders may be displayed or non-displayed at the Subscriber's discretion. If a displayed Primary Peg Order would lock or cross contra-side interest displayed inside the ATS or as part of the NBBO, such order will be displayed one minimum price variation less aggressive than the price of displayed contra-side interest inside the ATS or as part of the NBBO and ranked at the price of the contra-side of the NBBO, up to the order's limit price. In the event the displayed contra-side interest inside the ATS or the NBBO updates, such order's displayed price will be updated to the most aggressive price permissible without locking displayed contra-side interest inside the ATS or the NBBO, up to the order's limit price, and such order's ranked price will be updated to the most aggressive price permissible without crossing the NBBO, up to the order's limit price.

Marketable Peg Orders

Marketable Peg Orders are orders to buy at or below the NBO, or sell at or above the NBB, a stated amount of a security that are to be executed only in the ASPEN book.

Orders may be submitted with or without a limit price. Marketable Peg Orders will be non-displayed.

Limit Orders

Limit Orders are orders to buy or sell a stated amount of a security at a specified price or better that are to be executed only in the ASPEN book. Limit Orders may be displayed or non-displayed at the Subscriber's discretion. If a displayed Limit Order would lock or cross contra-side interest displayed inside the ATS or as part of the NBBO, such order will be displayed one minimum price variation less aggressive than the price of displayed contra-side interest inside the ATS or as part of the NBBO and ranked at the price of the contra-side of the NBBO, up to the order's limit price. In the event the displayed contra-side interest inside the ATS or the NBBO updates, such order's displayed price will be updated to the most aggressive price permissible without locking displayed contra-side interest inside the ATS or the NBBO, up to the order's limit price, and such order's ranked price will be updated to the most aggressive price permissible without crossing the NBBO, up to the order's limit price.

Market Orders

Market Orders are orders to buy or sell a stated amount of a security that is to be executed at or in between the NBBO only in ASPEN. Market Orders will be non-displayed.

Add Liquidity Only

Subscribers may designate orders as Add Liquidity Only ("ALO"). ALO orders are to be entered only in ASPEN. ALO orders are Limit or Primary Peg orders that rest on the order book instead of the order being able to execute against contra interests that are already on the book at the same price or better price. ALO orders will only interact with other orders if the ALO order would be adding liquidity. Generally, for two given orders the one received first by the matching engine will be deemed to be adding liquidity.

Time-in-Force

The ATS will accept orders with time-in-force instructions of Day, IOC, and Good Till Time. Day will be the default time-in-force instruction. Day orders will be held by the ATS on its books from the time of receipt until the end of Regular Trading Hours. If unfulfilled by the end of Regular Trading Hours, such Day orders will be canceled and the Subscriber who submitted the order will be notified. IOC orders in ASPEN will be held until the completion of the next Match Event, and if unexecuted, will be canceled. IOC in combination with the Midpoint Peg instruction is processed as a Midpoint Peg Order with Time-in-Force Instruction. IOC orders may be submitted with or without a limit price. IOC orders will be non-displayed. Good Till Time orders are eligible for use in the Midpoint book and Hosted Pools and will be held by the ATS on its books from the time of receipt for an amount of time specified by the Subscriber in milliseconds, and if unexecuted, will be canceled. ~~A Good Till Time order will be held for a time that allows~~

~~it to participate in at least one Match Event even if the order would normally be canceled prior to the Match Event.~~

Not Held

All orders entered into the ATS by Subscribers are Not Held.

Open Orders

All open orders are canceled at the end of the trading day.

Routing

IntelligentCross does not support the routing of orders to any other venue.

Message Priority

Incoming orders and related messages are processed in the order in which they are received by the ATS.

Match Priority

Please see Item 11 for a description of the ATS's match priority criteria.

Order Amendment

An open order may be amended by Subscribers to the extent the amendment is received by the ATS before a Match Event involving that order occurs. Order amendments are processed in the order in which they are received by the ATS. The match priority of an order will be preserved when amending the quantity of an order to a value less than the existing quantity of the order; however, the match priority of an order will be lost when amending the quantity of an order to a value greater than the existing quantity or when amending any other value in addition to the quantity of the order.

Order Cancellation

An open order may be canceled by Subscribers to the extent the cancellation order is received by the ATS before a Match Event involving that order occurs. Cancellation orders will cancel all remaining open quantity on an order. Cancellation orders are processed in the order in which they are received by the ATS.

Hosted Pools

The ATS may setup a Hosted Pool, only at the request of a Subscriber, where such Subscriber will designate that trading interest interact with other trading interest entered by that same Subscriber, or with other Subscribers participating in the same Hosted Pool.

While the ATS does not restrict Subscribers from requesting to setup a Hosted Pool, the setup of a Hosted Pool is at the ATS' discretion and must be approved by the ATS. The ATS will determine whether or not to offer a Hosted Pool on a Subscriber-by-Subscriber basis. The determination is made by assessing, primarily, the expected order flow volume in the Hosted Pool of that Subscriber.

Each Hosted Pool is limited to the Subscriber on behalf of whom the Hosted Pool was setup and only those Subscribers that were invited by the Subscriber setting up the pool to participate in such Hosted Pool. The ATS does not determine the Subscribers invited to participate in a Hosted Pool. Subscribers are not subject to any specific quoting or liquidity requirements. The ATS, however, will periodically review the activity of each Subscriber in the Hosted Pool and may request that the Subscriber alter their activity (e.g., provide more order flow). Subscribers that fail to act in a manner that the ATS, in its discretion, deems satisfactory may lose access to the Hosted Pool service.

In addition, both the Subscriber setting up a Hosted Pool, and those Subscribers invited to participate in a Hosted Pool, are subject to the ATS' eligibility and exclusion requirements as described in Part III, Items 2 and 3.

The procedures for trading in a Hosted Pool are the same for all Subscribers. Subscribers may enter trading interest in either a principal or agency capacity. Subscribers have the option to designate a single order, conditional order, IOI, Block IOI, or VWAP Orders to interact in multiple Hosted Pools. The match event process, and processes for interacting in multiple Hosted Pools, are the same as when an order, conditional order, IOI, Block IOI, or VWAP Orders is designated to interact with a single Hosted Pool. If an order submitted to multiple Hosted Pools is executed in one Hosted Pool, the remaining quantity of the order will automatically be reduced by the executed amount across the Hosted Pools with which it is designated to interact.

All Hosted Pool orders configured for the Midpoint book will trade at the same midpoint price as the main Midpoint book.

All Hosted Pool orders configured for the ASPEN book will trade at prices determined by the orders present in those Hosted Pools at the time of the match, which may be different than the prices at which orders in the main ASPEN book may trade at (*i.e.*, in one ASPEN match event, there may be two trades in the same security printed at different prices).

For example, for a Hosted Pool configured for the ASPEN book, assume the NBBO for Security XYZ is $10.00 x $10.04. A Hosted Pool contains a buy order at $10.02 and a sell order at $10.02. At the next scheduled Match Event, there will be a trade at $10.02 in the ASPEN Hosted Pool. At the same time, if the main ASPEN book contains a buy order at $10.01 and a sell order at $10.01, there will be a trade at $10.01 during the same Match Event.

Within the Hosted Pools, the ATS offers, at the request of the Subscriber that requested that the Hosted Pool be set up, a price improvement logic that will split any overlap in effective limit prices at a fixed level set for each Hosted Pool. For every trade in such a Hosted Pool, a specified percentage of the overlap will go to the liquidity provider and the remaining percentage will go to the liquidity taker (with the total percentage equaling 100%). The effective limit price for each order in the Hosted Pool is determined as the less aggressive of the peg instruction, limit price, and/or prevailing NBBO. For purposes of the Hosted Pools in this context, a liquidity provider is defined by time, where for two given orders the one received first will be deemed to be the liquidity provider to the second order by time, which becomes the liquidity taker, unless one of the orders has been sent with an instruction to only act as liquidity provider in a cross.

For example, suppose that the specified percentage is set at 75% of the overlap for liquidity provider and 25% for liquidity taker and suppose that a buyer has a posted order in a Hosted Pool at a limit price of $10.01. Subsequently, a seller sends an order with a limit price of $10.00, creating a $0.01 overlap. The liquidity provider (the buyer) will receive 75% of the overlap and the liquidity taker (the seller) will receive 25% of the overlap, and these two orders will be crossed at a price of $10.0025.

The ATS notifies each participant in such a Hosted Pool of the price improvement split, as well as any changes to such split, and each participant would agree to the price improvement split in order to participate in the Hosted Pool. The price improvement split for the Hosted Pool is determined entirely by the Subscriber that requested the Hosted Pool to be set up.

If a conditional order or VWAP Order submitted to multiple Hosted Pools results in an Invite, the conditional order or VWAP Order will be cancelled across the Hosted Pools with which it is designated to interact.

If a Block IOI order submitted to multiple Hosted Pools results in a Request for Commitment, the Block IOI will be cancelled across the Hosted Pools with which it is designated to interact.

When a Subscriber receives notice of an execution, Invite, or Request for Commitment, the message will identify the Hosted Pool generating such activity. An order designated to interact within a Hosted Pool(s) can be designated to only interact with that Hosted Pool(s) or can also be designated to interact with the liquidity outside the Hosted Pool(s) after checking for liquidity available in that Hosted Pool(s). The default state is for an order to only interact with that Hosted Pool(s).

There is no independent Match Event for a Hosted Pool, i.e., only one Match Event occurs per security across the ATS' books and Hosted Pools at a time; this is true even where interest is designated to interact with multiple Hosted Pools. During a Match Event for a Hosted Pool, the matching engine will, in sequential order: (1) match orders eligible to be matched in Hosted Pools, and then, if so designated, (2) match orders from Hosted Pools with orders outside the Hosted Pools. Matching processes, procedures and parameters are the same for Match Events whether they occur in Hosted Pools or outside of Hosted Pools. For example, any orders from Hosted Pools designated to match with orders outside of Hosted Pools will be subject to the same match priority criteria as those orders outside of Hosted Pools and will queue up with those orders for the purposes of Match Events.

The ATS' Hosted Pools also accept "Conditional Orders." Conditional Orders are not accepted outside of the ATS' Hosted Pools. The ATS' Hosted Pools permit the publication of indications of interest ("IOIs"), which allow participants of a Hosted Pool to send IOIs to any other participant of that Hosted Pool. IOIs contain symbol, side and size. See Part III, Item 9 for a discussion of Conditional Orders and IOIs.

Block IOIs

The ATS offers a Block IOI service in its Hosted Pools only to Sponsored Firms. The ATS, through the Block IOI service, informs Sponsored Firms of contra liquidity in a designated Hosted Pool by responding to IOIs sent by the Sponsored Firm. Block IOIs contain the same information as other IOIs in the Hosted Pools, i.e., symbol, side and size. There also is no minimum size requirement applicable to the Block IOI service. Once informed of a possible match through the Block IOI process, the Sponsored Firm can send a firm order directly to the designated Hosted Pool in the ATS. Block IOIs and the associated processes are described further in Part III, Item 9.

VWAP Orders

Within Hosted Pools, the ATS offers, at the request of the Subscriber that requested that the Hosted Pool be set up, "VWAP Orders" where the execution price is equal to a calculated volume-weighted average price ("VWAP") over a fixed time interval or floating (variable) time interval at the option of the Subscriber. VWAP Orders also offer an "Impute Match" feature, where an order with a fixed time interval can match against orders with a floating time interval.

VWAP Orders are only offered in Hosted Pools, and any Subscriber in a Hosted Pool can utilize VWAP Orders and the Impute Match feature.

VWAP Orders follow a similar workflow with regards to the invitation and firm up process as Conditional Orders (as discussed in Part III, Item 9) with certain exceptions. The primary differences include: (i) VWAP Order invitations are only on a one-to-one basis; (ii) VWAP Orders have a particular time frame in which to firm up; (iii) VWAP Order invitations include matched quantity; (iv) VWAP Order invitations include the fixed time or participation rate at which the order matched against a contra; (v) for Impute Match invitations will include either the matched participation rate or matched time depending on the equivalence determination; and (vi) short sale VWAP Orders are not accepted in short sale restricted securities.

Subscribers must send VWAP Orders with a quantity, as a limit order or market order, and either: (i) a minimum and maximum time for fixed time interval; (ii) a minimum and maximum participation rate for floating time interval; or (iii) for Impute Match, either (a) an instruction to Impute Match, and either a minimum and maximum time, or a minimum and maximum participation rate ("ATS Imputation", as defined below), or (b) parameters for both time and participation rate ("Subscriber Imputation", as defined below).

For fixed time intervals, the minimum order time is twenty (20) seconds ("System Minimum VWAP Time"), and each order's minimum match time must not exceed the maximum match time of the opposing order.

For floating time intervals, there is no minimum order time, and the minimum participation rate must not exceed the maximum participation rate of the opposing order.

The ATS determines matches among eligible contras for fixed time orders using price, size, and time priority, and for floating time orders using price, size, participation rate, and time priority. VWAP Orders only match with other VWAP Orders.

Impute Match uses estimated equivalences between fixed and floating time intervals to determine matches amongst eligible orders. For fixed time intervals, a specified match quantity over fixed time has an implied participation rate relative to market volume in the security for that interval. Similarly, a participation rate and match quantity has an implied time duration for that interval. Because market volume in the security is unknown at the time the match begins, both the implied participation rate for a fixed time match, and the implied time duration for a floating time match determined by participation rate, are estimated with equivalences. For the purposes of identifying potential matches using Impute Match, VWAP Orders can use either (i) an ATS-calculated Volume-Time Prediction ("ATS Imputed"), which is an ATS-calculated equivalence between fixed time and participation rate for each specific security, or (ii) Subscriber-determined equivalences ("Subscriber Imputed"). Both ATS and Subscriber Imputation are indicated on an order-by-order basis.

If Impute Match is enabled by the Subscriber for an order, the matching engine will attempt to find contras for the order within the minimum and maximum time, or the minimum and maximum participation rate, using either ATS or Subscriber equivalences, with Subscriber equivalences always taking precedence over ATS equivalences. Eligible matches among fixed time and floating time contras are determined according to the priority rules for fixed time and floating time respectively, and the ATS will always match an Impute Match on a fixed time interval if there is an available fixed time interval match.

An order that is not instructed to Impute Match may match against an order that is eligible to Impute Match, if the contra order (fixed or floating time interval) matches the contra order attributes of the non-imputed order.

Once a match is identified, invites are sent automatically by the ATS based on the priority stated above on a one-to-one basis, i.e., only a single invite will be sent, which can generate a single firm up. Match quantity is the smaller of the two quantities of the two orders matched and match time or participation rate is the smaller of the two specified maximum order times or participation rates. Invitations include the match quantity and the applicable fixed time or participation rate for the match.

Both sides have up to 2,000 milliseconds to firm up by submitting a firm up order in response to the invite. The firm up order can be a limit or a market order. Market firm up orders have a single global price collar which acts as a risk control, applied at a set percentage through the far touch NBBO at firm up time. If one party does not firm up, the match is cancelled, and the party that has firmed up will receive a cancellation. If one party responds at or after 2,000 milliseconds, they will receive a rejection, and the VWAP Order and counterparty order is similarly cancelled. Only when both sides firm up, the match can occur, and both parties will receive a restatement message to indicate the start of the match.

Once the restatement has been sent by the ATS, the execution price calculation can begin. The VWAP is calculated by collecting all executed trades reported via the SIP (with the exception of particular condition codes, such as derivatively priced prints or auctions, among others) during a period of time, known as the "VWAP Calculation Interval". Pursuant to Rule 611 of Regulation NMS, for VWAP Orders, executions may occur outside of the prevailing NBBO.

For fixed time intervals, the VWAP Calculation Interval is set explicitly according to the smaller of the Subscriber specified maximum order times as described above, and both parties will receive a single VWAP execution at the end of the VWAP Calculation Interval with a corresponding single price in an execution report.

For floating time intervals, participation rate is a designated percentage of market volume and the total time of a floating time match is equal to the participation rate multiplied by market volume in the security following the start of a match (calculated from SIP trades using the same methodology as the execution price determination described above), and market volume in the security (and thus total match time) is unknown at the initiation of the match.

For floating time intervals, the match may thus receive one (1) or more prints to fill the matched quantity, with each print sent at a randomly determined print interval between 40 and 60 seconds, including the final print, representing a VWAP Calculation Interval. VWAP Calculation Intervals for floating time matches will start after the restatement, or in the case of multiple prints, the prior print time. Floating time interval orders will not print earlier than the randomly determined print interval; randomly determined print intervals will continue until the match quantity is complete unless cancelled; and orders cancelled before the first randomly determined match interval will receive no execution.

For VWAP Orders matched using the Impute Match feature, the prints will occur according to either the fixed time (end of the VWAP Calculation Interval) or at the randomized intervals, depending on whether the Imputed Match resolved to a fixed time or floating time.

A VWAP Order can be cancelled at any time. Cancellation behavior is different depending on whether the interval is fixed or floating.

For orders on a fixed time interval, if either firm up order is cancelled before the System Minimum VWAP Time for that VWAP Order, then no VWAP print will be returned and there will be no partial fill, and the remaining firm up order will be cancelled. If the firm up order is cancelled during the VWAP Calculation Interval, and after the System Minimum VWAP Time, then the quantity filled will be proportional to the elapsed VWAP time and the VWAP price will be the VWAP for the elapsed interval.

For orders on a floating time interval, if either firm up order is cancelled before the first random print time, no fill will be returned, and orders cancelled after each random print time will receive no pro-rata fill between the prior print time and the cancel time.

Any VWAP Calculation Intervals open at the end of the trading day will be terminated at the end of the regular session. Orders open at the end of the trading day with a fixed time interval will receive shares proportional to the time elapsed, provided the time elapsed from the start of the interval to the end of the day is greater than the System Minimum VWAP Time. For orders on a floating time interval, if the randomly determined interval extends beyond the end of the trading day, the orders will receive no shares and orders will be cancelled back at the end of the trading day.

The minimum quantity of one (1) share must also be met to allow for a partial fill. In the event a security becomes subject to a trading halt or short sale restriction during the VWAP Calculation Interval, for both fixed time and floating time, the firm up orders will be cancelled and no executions will occur. Once a VWAP calculation has started, the only option is to cancel the VWAP Order, and no modifications can be made.

If the calculated VWAP price breaches the specified limit price for a fixed time VWAP Order, and this occurs prior to the System Minimum VWAP Time for that VWAP Order, then there will be no partial fills. If the breach occurs after the System Minimum VWAP Time for a fixed time VWAP Order, then the quantity filled will be proportional to the elapsed time, and the price will be the VWAP for the elapsed interval. The trade that caused the VWAP price to breach will be excluded from the VWAP calculation. If the calculated VWAP price breaches the specified limit price for a floating time VWAP Order, and this occurs prior to the next randomly determined VWAP interval, then the VWAP Order will be cancelled with no partial fills.

If there are fewer than two (2) trades during the VWAP Calculation Interval, then the midpoint of NBBO at the end of the interval will be used for the VWAP price for both floating time and fixed time matches; however, for floating time matches, if there are no trades in the VWAP Calculation Interval, there will be no execution.

If a trade correction/cancellation occurs for a trade that is part of the VWAP calculation, then the VWAP price for the VWAP Calculation Interval affected by the trade will need to be manually adjusted to reflect this event. If the adjustment would cause the VWAP price to violate a limit price constraint for either of the counterparties, then the VWAP print will be manually cancelled. These adjustments, if needed, will occur after the VWAP Order has already been reported to counterparties and printed to the tape.

    b.   Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.


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